Exhibit 99.1

Check Point Software Technologies Chooses CodeFuel to Offer Consumers Enhanced
Safe Search Experience in Their ZoneAlarm Enterprise-Grade Protection

New ‘Web Secure Search’ offering becomes part of ZoneAlarm’s Internet security product line, which has nearly 100 million downloads to date

TEL AVIV & NEW YORK – May, 8, 2020 – Perion Network Ltd. (NASDAQ:PERI) a global technology company that delivers its Synchronized Digital Branding solution across the three main pillars of digital advertising - ad search, social media and display / video advertising – announced today a new collaboration between CodeFuel, its publisher solutions division, and ZoneAlarm, the consumer brand of Check Point® Software Technologies Ltd. (NASDAQ: CHKP), a leading provider of cyber security solutions globally, offering safe search experiences to consumers and SMBs.

The new offering is now part of ZoneAlarm’s Internet security product line, protecting users from advanced malware, phishing, and zero-day attacks. By performing real-time analysis, ZoneAlarm scans websites before giving users permission to enter any personal information, alerting them in advance as to whether it is a genuine website or a phishing attempt.

This collaboration with CodeFuel – which is already delivering powerful search solutions for publishers - enables ZoneAlarm to offer safe search capabilities for consumers while generating new revenue streams.

“We recognize the validation of being integrated into a product of a world-leading brand like Check Point,” said Tal Jacobson, General Manager of CodeFuel. “They recognized that combining search capabilities with Zone Alarm’s safe Internet platform is a win/win for consumers and SMBs. It demonstrates that search solutions are capable of generating both user satisfaction and incremental revenue for software developers.”

Search is core pillar in Perion’s strategy of delivering cross-platform client value across all three pillars of digital advertising, which also include display / video and social media.

ZoneAlarm is the consumer brand of Check Point Software Technologies Inc. With nearly 100 million downloads, ZoneAlarm protects PCs from viruses, spyware, hackers and identity theft. Its award-winning security product line is installed in consumer and small business PCs and mobile phones worldwide, protecting them from cyber threats.

“Collaborating with CodeFuel enables us to enrich our product and offer users safe search experience which utilizes an up-to-date global threat intelligence and a worldwide network of threat sensors”, said Dror Levy, Head of Consumer Security – ZoneAlarm products at Check Point. “The new Web Secure Free Chrome extension provides the user various benefits in addition to the safe search such as Anti Phishing and protection against malicious downloads.  We look forward to continue this collaboration and add search capabilities based on user feedback.”

About CodeFuel
CodeFuel delivers powerful search solutions for publishers. Its enterprise product suite equips publishers with tools to improve both user experience and revenues across desktop and mobile. To learn more, go to www.codefuel.com, or follow us on Twitter @Code_Fuel

About Perion Network Ltd.
Perion is a global technology company that provides agencies, brands and publishers with innovative solutions that cover the three pillars of digital advertising. From its data-driven Synchronized Digital Branding platform and high-impact ad formats in the display domain; to its powerful social media platform; to its branded search network, Perion is well-positioned to capitalize on any changes in marketers’ allocation of digital advertising spend. More information about Perion can be found at www.perion.com.

Forward Looking Statements:
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC on March 16, 2020. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Rami Rozen, VP of Investor Relations +972 52 569 4441 ramir@perion.com	Sharona Meushar, Head of Marketing, CodeFuel +972 54 451 7058 sharonam@codefuel.com

Source: Perion Network Ltd.